September 27, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.
20549-0405
Attention: Yong Choi

VIA: EDGAR

Re:	Rubicon Minerals Corporation Form 20-F for the Year Ended December 31, 2004 Filed April 6, 2005 File No. 001-32292 SEC Comment Letter dated September 9, 2005

Dear Sirs,

        On April 6 2005, Rubicon Minerals Corporation (the “Company”) filed an annual report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”). On August 12, 2005, the staff of the SEC (the “Staff”) issued the Company a letter setting forth comments to the Form 20-F (the “First Comment Letter”). On August 29, 2005, the Company filed an amendment to the Form 20-F (“Amendment No. 1”) in response to the First Letter. On September 9, 2005, the Staff issued the Company a letter with further comments (the “Second Comment Letter”). Set forth below are the Company’s responses to the comments of the Staff set forth in the Second Letter.

        The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type and correspond to the numbered comments contained in the Second Comment Letter.

        In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 27, 2005

*****

Accounting Comments

Form 20-F for the Year Ended December 31, 2004

Consolidated Financial Statements, page 65

Differences between Canadian and United States Generally Accepted Accounting Principles, page 86

1.	We note your response to the prior comment number one from our letter dated August 12, 2005, in which you state that the company recognized an impairment loss, consistent with FASB Statement No. 144 as it could not substantiate and quantify the assets’ undiscounted cash flows. Based on your circumstances, it appears you should have recognized a similar impairment loss under Canadian GAAP. Please tell us why you did not recognize any impairment loss under Canadian GAAP. Include in your explanation the specific accounting literature that supports your position, and explain how that guidance differs from FASB Statement No. 144.

Accounting Literature:

US —	FASB Statement No. 144 Impairment or Disposal of Long-lived Assets
Canada —	CICA Handbook Section 3061 Property Plant and Equipment
Canada —	CICA Handbook Section 3063 Impairment of Long-lived Assets
Canada —	CICA Accounting Guideline AcG-11 — Enterprises in the Development Stage
Canada —	CICA Emerging Issues Committee Abstract #126 - Accounting by Mining Enterprises for Exploration Costs

         Response:CICA Handbook section 3063 requires a write-down for impairment of costs when both estimated future cash flows are insufficient to recover carrying amounts and carrying amounts are greater than fair value of the asset, similarly to FASB 144. However, further guidance is given in CICA Emerging Issues Committee Abstract #126. On page 126.2, the last paragraph states:

“The Committee reached a consensus that a mining enterprise in the development stage, which has initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider the conditions set out in AcG-11.15-.18 in addition to

Rubicon Minerals
Corporation Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6  Tel: 604.623.3333 Fax: 604.623.3355
E-mail:  rubicon@rubiconminerals.com  Web site:  www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
September 27, 2005

the conditions in CICA 3061.42 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.”

        Management of the Company reviewed the listed factors mentioned above to determine if impairment of costs was indicated in any of its properties included on the balance sheet under Deferred Property Costs. In Rubicon management’s estimation, no impairment was found to exist for any of these properties and so no write-down was taken, under Canadian GAAP.

        Such an Abstract of the Emerging Issues Committee is considered to be a primary source of Canadian GAAP and is definitive in respect to the specific issues discussed.  In this case, Abstract #126 specifically addresses the issues surrounding deferred mineral property costs.  When an Abstract is superseded, by alterations to other Handbook sections or otherwise, it is withdrawn or amended concurrent with these other changes.  Since March, 2002 there have been no substantive amendments to this Abstract and the consensuses reached, in respect to Canadian GAAP, remain in full effect at the current date.

Engineering Comments

Form 20-F for the Year Ended December 31, 2004

Goldcorp Option Agreement, page 23

1.	We re-issue the comment number three from our letter dated August 12, 2005. The example cited was corrected, however the filing may not have been reviewed completely to be in compliance with the sample result guidelines. Another example of selective high-grade disclosure may be found on page 27, the sixth paragraph which states “the regional potential of the area has been recently underscored by the discovery of the Snow White, Linda and Broken Hose veins at South Golden Promise by Crosshair Exploration and Mining Ltd., where quartz veins assay up to 105 g/t au.” Revise the entire filing to conform to the sampling guidelines.

        Response: In response to the First Comment Letter, the Company in Amendment No.1 revised the disclosure related to sample results specifically referenced by the staff. The Company acknowledges the staff’s comment that certain references to sample results contained in the Company’s annual report on Form 20-F are not consistent with the sample guidelines specified by the staff. Filing an amendment would require the Company to incur additional legal and filing expenses. The Company proposes to comply with the staff’s sample guidelines in its future filings rather than filing another amendment to its annual report on Form 20-F. The Company respectfully requests that the staff accept the Company’s proposal.

Rubicon Minerals
Corporation Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6  Tel: 604.623.3333 Fax: 604.623.3355
E-mail:  rubicon@rubiconminerals.com  Web site:  www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
September 27, 2005

*****

        If you have any questions regarding the above, please contact the undersigned at (604) 623-3333 or by fax at (604) 623-3355.

Very truly yours,

/s/ David A. Adamson
David A. Adamson
Chief Executive Officer